SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from __________ to ____________

Commission File No. 001-15185

FIRST HORIZON NATIONAL CORPORATION SAVINGS PLAN*
(Full Title of Plan)

*Formerly known as First Tennessee National Corporation Savings Plan and Trust

FIRST HORIZON NATIONAL CORPORATION
(Issuer of Securities Held Pursuant to Plan)

165 MADISON AVENUE
MEMPHIS, TENNESSEE 38103
(Address of Principal Executive Office of Issuer and of Plan)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Note:

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.

KPMG LLP Suite 900, Morgan Keegan Tower Fifty North Front Street Memphis, TN 38103

Report of Independent Registered Public Accounting Firm

The Pension, Savings and Flexible Compensation Committee of
First Horizon National Corporation:

We have audited the accompanying statements of net assets available for benefits of First Horizon National Corporation Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

Memphis, Tennessee
June 28, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets:
Investments:
First Horizon National Corporation, common stock	$317,598,814	$352,091,786
Money market and stable value funds	60,001,584	55,782,390
Mutual funds	237,126,844	195,222,349
Participant loans	17,385,161	16,599,849
Segregated participant investments	1,891,076	1,906,001

Total investments	634,003,479	621,602,375

Cash	620,421	1,494,755
Receivables:
Employee contributions	643,166	639,278
Employer contributions	317,877	273,610
Interest	3,934	3,611
Dividends	3,720,622	3,555,482
Due from broker	551,929	966,597

Total receivables	5,237,528	5,438,578

Total assets	639,861,428	628,535,708

Liabilities:
Benefits and loans payable	64,949	149,056
Excess contributions payable	—	141,856
Income taxes payable	5,707	11,206
Due to broker	402,729	1,390,681
Other liabilities	301,721	267,498

Total liabilities	775,106	1,960,297

Net assets available for benefits	$639,086,322	$626,575,411

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

2005

Additions:
Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(31,259,129)
Interest income	2,741,756
Dividend income	23,471,191

Total investment loss	(5,046,182)

Contributions:
Participants	43,508,068
Employer	18,189,496
Rollovers	4,101,362

Total contributions	65,798,926

Transfers into the plan	48,513

Total additions	60,801,257

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants or beneficiaries	47,312,606
Corrective distributions	10,846
Administrative expenses	966,894

Total deductions	48,290,346

Net increase	12,510,911
Net assets available for benefits:
Beginning of year	626,575,411

End of year	$639,086,322

See accompanying notes to financial statements.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(1)	Plan Description

The following description of First Horizon National Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established April 23, 1978, for qualified employees of First Horizon National Corporation and certain affiliates (the Company) to provide a savings plan for those employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Since inception, the Plan agreement has been amended periodically to conform with provisions of ERISA and other laws and regulations. The Plan is administered by the Pension, Savings and Flexible Compensation Committee. Nationwide Trust Company, FSB (NTC) serves as trustee of the Plan. Pursuant to the Plan document, certain retirees are allowed to segregate and direct their accounts into investments outside the boundaries of investment options available to active participants and defer payment of benefits. These accounts are presented in a single line item in the financial statements and are trusteed by First Tennessee Bank National Association (FTBNA), the Company’s primary affiliate. The 401(k) Company serves as recordkeeper of the Plan.

(a)	Contributions

Under the terms of the Plan, full-time employees are eligible to participate in the Plan immediately. Part-time employees are eligible to participate upon completion of twelve months of service in which they have worked 1,000 hours of service. A participant may authorize payroll deductions from 1% to 100% of eligible pay (subject to certain legal limitations) as contributions, to be invested as authorized by the participant. The Plan allows participants to make pre-tax contributions (from 1% to 90% of eligible pay) and after-tax contributions (from 1% to 10% of eligible pay). Participants may also rollover amounts representing distributions from other defined benefit and/or defined contribution plans. Participants direct their contributions into various investment options offered by the Plan and may elect to change their investment authorizations at any time.

The Company makes two types of contributions on behalf of participants to the Plan – Company matching contributions and Company savings contributions. After one year of service all participants are eligible for matching contributions. All participants receive 50% of the first 1% to 6% of participant pre-tax contributions invested in the First Horizon National Corporation Stock Fund (ESOP), except First Horizon Home Loan Corporation (FHHLC) participants. FHHLC participants receive 50% of the first 1% to 6% of participant pre-tax contributions invested in any of the investment options.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2005 and 2004

The Company provides Flexible Dollars to employees to spend on benefits or to deposit into the Plan. Participants’ Flexible Dollars deposited into the Plan are identified as Company savings contributions and are not eligible for matching contributions. All Company contributions, and allocated earnings or losses thereon, are 100% vested.

(b)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s interest in their account, or installment payouts, as defined. For termination of service for other reasons, a participant may receive the value of the interest in their account as a lump-sum distribution. The Plan also provides for in-service and hardship withdrawals. A participant may request a withdrawal of all or part of their after-tax, rollover and profit sharing contributions at any time. Upon obtaining the age of 59 ½, a participant may request a withdrawal of all or a portion of the value of their account. In-service withdrawals are limited to four such withdrawals during a calendar year. Hardship withdrawals are allowed at any time for certain financial needs, as defined. Account balances invested in the ESOP may be received in the form of shares of stock. Also, annually, a participant may request a withdrawal of certain contributions invested in the ESOP in the form of Company stock.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings, and is charged with an allocation of asset management fees, Plan losses and certain other recordkeeping expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

(d)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. General purpose loan terms range from 6 to 60 months and primary residence loan terms range from 6 to 120 months. The loans are secured by the balance in the participant’s account and bear interest at the prime interest rate at the time of the participant’s request of the loan. Principal and interest is paid ratably through payroll deductions. Up to three loans may be outstanding at one time, but participants can have only one general purpose loan and one primary residence loan per calendar year.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(2)	Summary of Significant Accounting Policies

	(a)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(b)	Investment Valuation and Income Recognition

Investments in mutual funds and the money market funds are stated at fair value based on the closing net asset value of shares held by the Plan at year end. The investment in the common/collective trust (stable value fund) is stated at fair value as determined by the issuer based on the fair value of the underlying investments. Investments in common stocks are valued at the last reported sales price on the last business day of the year. U.S. government agency securities are valued at the mean of the bid and ask prices on the last business day of the year. Loans to participants are stated at the unpaid principal balance, which the Plan’s management believes approximates fair value.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividend income is accrued on the ex-dividend date. Realized gains and losses from investment transactions are reported on the average cost method. Investment income includes unrealized appreciation and depreciation of investments.

Pursuant to the Plan document, certain retirees are allowed to segregate and direct the investment of their accounts and defer payment of benefits. These investments are individually valued according to the accounts and are presented in a single line item in the financial statements.

	(c)	Contributions

Participant contributions are recognized when withheld, and Employer contributions are recognized when due. Rollovers are recognized when approved by the Plan Sponsor.

	(d)	Benefit Payments

Benefits paid to participants or beneficiaries are recognized when requested and approved for payment.

	(e)	Administrative Expenses

Administrative expenses are recognized when incurred.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2005 and 2004

(3)	Plan Termination

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(4)	Tax Status of Plan

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by a letter dated October 24, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receipt of such letter; however, the Plan’s management believes that the Plan remains in compliance with the applicable requirements of the IRC.

The income tax payable of $5,707 and $11,206 as of December 31, 2005 and 2004, respectively, represents participant taxes for early withdrawal. These taxes are withheld by the Plan Sponsor on behalf of the participant and remitted to the IRS.

(5)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Highland Capital Management Corporation and Martin & Company, Inc., wholly-owned subsidiaries of the Plan Sponsor. Therefore, transactions related to these mutual funds, as well as transactions related to FHNC common stock, qualify as party-in-interest transactions. In 2004, FTBNA, an affiliated company, charged trustee fees of $646. This amount is reflected in administrative expenses in the accompanying financial statements.

(6)	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2005 and 2004:

	2005	2004

First Horizon National Corporation – Common Stock	$317,602,197	$352,095,580
Royce Premier Fund	58,920,859	45,159,301
Dodge & Cox Balanced Fund	45,743,034	—
First Funds Core Equity I	44,939,572	61,659,809
First Funds US Government Portfolio	35,694,744	40,488,692
Harbor Fund International Fund	34,699,903	—

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2005 and 2004

For the period ended December 31, 2005, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $31,259,129, as follows:

2005

First Horizon National Corporation – Common Stock	$(38,357,036)
Mutual Funds	7,035,236
Segregated Participant Investments	62,671

$(31,259,129)

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2005 and 2004:

	2005	2004

Net assets available for benefits per the financial statements	$639,086,322	$626,575,411
Less: Increase in benefits payable	(482,165)	(1,665,739)

Net assets available for benefits per the Form 5500	$638,604,157	$624,909,672

The above increase in benefits payable is recorded as a liability in the Plan’s Form 5500. However, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits in accordance with accounting principles generally accepted in the United States.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2005 and 2004:

	2005	2004

Benefits paid to participants per the financial statements	$47,312,606	$52,958,852
Less: accrual for prior year	(1,665,739)	(783,712)
Add: accrual for current year	482,165	1,665,739

Benefits paid to participants per the Form 5500	$46,129,032	$53,840,879

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Plan Number: 002
EIN: 62-0803242
December 31, 2005

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value

	Federated Capital Reserves	Money market fund	$129,147
	Fidelity Institutional Government Portfolio	Money market fund	375,141
*	First Funds US Government Portfolio	Money market fund	35,694,744

	Amvescap National Trust Company	Common collective trust - stable value fund	24,177,693

	Dodge & Cox Balanced Fund	Mutual fund	45,743,034
*	First Funds Capital Appreciation I	Mutual fund	8,459,747
*	First Funds Core Equity I	Mutual fund	44,939,572
*	First Funds Intermediate Bond I	Mutual fund	17,777,946
	Harbor Fund International Fund	Mutual fund	34,699,903
	Royce Premier Fund	Mutual fund	58,920,859
	Vanguard 500 Index Fund - Admiral	Mutual fund	26,585,783

	Federal Home Loan Bank	U.S. government agency note, 6.0%, due 2/12/2016	109,063
	Federal Home Loan Mortgage Corporation	U.S. government agency pool #182031, 10.0%, due 12/1/2010	216

	Cross A T Company	Corporate stock	4,050
	Deltic Timber Corporation	Corporate stock	29,611
	Dow Jones & Company, Inc.	Corporate stock	35,490
	JP Morgan Chase & Company	Corporate stock	28,577
	Merrill Lynch & Company, Inc.	Corporate stock	541,840
	Miller Herman, Inc.	Corporate stock	112,760
	Murphy Oil Corporation	Corporate stock	431,920
	Parametric Technology Corporation	Corporate stock	8,442
	Servicemaster Company	Corporate stock	80,663
	Supervalu, Inc.	Corporate stock	129,920

*	First Horizon National Corporation	First Horizon National Corporation
		Common stock fund, 8,167,376 shares	317,602,197

*	Various participants	Loan fund, interest rates ranging from 4.0% to 9.5% with varying maturity dates through 2015, collateralized by participants’ right, title and interest in and to the Plan	17,385,161

			$634,003,479

* Indicates party-in-interest to the Plan.

See accompanying independent auditors’ report.

EXHIBITS

The following documents are filed as exhibits to this Form 11-K:

1.	Consent of Accountants.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee of the First Horizon National Corporation Savings Plan (“Plan”) has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

FIRST HORIZON NATIONAL CORPORATION
SAVINGS PLAN

Date: June 29, 2006	By:	/s/ ROBERT E. ELLIS
Robert E. Ellis
Senior Vice President – Manager Financial
Operations and Member of the Savings Plan
Committee

EXHIBIT INDEX

No.	Description

23	Consent of Accountants